EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

(in US dollars)

This is Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as of and for the three and nine months ended September 30, 2022 and 2021. This MD&A should be read together with the unaudited interim Consolidated Financial Statements and the related notes. This MD&A is dated November 14, 2022. All amounts in this report are in U.S. dollars, unless otherwise noted.

Except as otherwise indicated, all financial information contained in this MD&A and in the unaudited condensed interim Consolidated Financial Statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited interim Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company focused on developing its drug candidate, NX-1207, for the treatment of BPH and the treatment of low-grade localized prostate cancer. Since 1989, the Corporation’s activities and resources have been directed primarily on developing certain pharmaceutical technologies. Since 2002, Nymox has been developing its novel proprietary drug candidate, NX-1207, for the treatment of benign prostatic hyperplasia (“BPH”). NX-1207 showed positive results for the treatment of BPH in Phase 1 and 2 clinical trials in the U.S. and in follow-up studies of available subjects from the completed clinical trials. In 2009, Nymox started two pivotal double blind placebo controlled Phase 3 trials for NX-1207, NX02-0017 and NX02-0018, that were conducted at investigational sites across the U.S. with a total enrollment of approximately 1,000 patients. Nymox also initiated subsequent open-label U.S. re-injection Phase 3 safety studies, NX02-0020 and NX02-0022. The NX02-0017 study completed patient enrollment and participation in December 2013 and the NX02-0018 study in May 2014. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo.

The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program. Nymox is also developing NX-1207 for the treatment of low-grade localized prostate cancer. A Phase 2 study of NX-1207 for low grade localized prostate cancer was started in 2012 with positive results reported in 2014. The Corporation is in the process of working towards definitive studies for this indication. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the FDA and is also certified with a CE Markin Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

1

In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional debt or capital in the near term and/or achieve sales and other revenue-generating activities. Management has taken steps to reduce expenditures going forward in the short term by staff reductions, deferral of management salaries, and operational changes.

The top-line failure of the two Phase 3 studies of NX-1207 for BPH materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. Management believes that current cash balances as of September 30, 2022 will be sufficient to meet the Company’s cash needs for the next 12 months.

We have incurred operating losses throughout our history. Management believes that such operating losses will continue for at least the next few years as a result of expenditures relating to research and development of our potential therapeutic products.

On July 27, 2015 Nymox announced initial clinical results from its ongoing analysis and assessment of its Phase 3 development program in BPH. The Company announced that the U.S. long-term extension prospective double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH had successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. As a result of the clinical benefits observed in the long-term extension trial, the Company announced that it intends to meet with regulatory authorities in various jurisdictions around the world and in due course explore the possibility to proceed to file for approval where possible.

On May 23, 2022, the company reported that it received a Refusal to File (“RTF”) letter from FDA on May 20th, with regard to the company’s New Drug Appication(“NDA”) for Fexapotide Triflutate. The letter referred to a new outstanding issue of longer-term safety data and indicated that Nymox needed to have longer-term safety data in its NDA. Nymox’s position is that clarifications remain to be resolved at a follow-up meeting and that some significant inconsistencies were involved.

COVID-19 pandemic impact

As is generally and clearly understood, the COVID-19 pandemic has had and continues to have a major slowdown effect on worldwide business activity. Although the Company does not anticipate any fundamental change in its business plans, management does expect some degree of unavoidable slowdown due to the Company’s inherent reliance on business activities from multiple external partners, supply chains, and participation of organizations outside our control. Due to the downstream effect of these factors, it is not possible at this time to expect or to provide exact timelines for key corporate forward events. The Company cannot predict or comment on behalf of third parties (such as vendors, suppliers, partners, collaborators, etc) and their restrictions and challenges in the current business environment. However, the Company will give all relevant updates in a timely fashion.

Nymox works with and relies upon contract research organizations (CROs); the Company relies on external manufacturing activities (such as raw material suppliers; contract manufacturing vendors; specialized laboratory testing service providers); and works with other service providers in the life sciences and biotechnology sectors; any of the preceding which alone or in combination may lead to unanticipated delays in the Company’s activities and projected timelines for milestones. In addition, Nymox relies on travel for many of its essential business activities, such as quality assurance and other undertakings, which are restricted during the current disruption. At this time there have been no material changes to any of the fundamental conclusions of our scientific research documentation and no material changes in past results in the reportable financial, or other business related disclosures. These COVID-19 related business effects and risks described above are additional to prior statements by the Company in regard to other risk factors that have been outlined in past SEC filings by the Company and are updated where and when appropriate.

2

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20-F, for a discussion of the various factors that may affect the Corporation’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

Differences between Bahamas and NASDAQ Corporate Governance Practices

Nymox Pharmaceutical Corporation is subject to corporate governance requirements imposed by NASDAQ because Nymox Pharmaceutical’s Shares are listed on the Nasdaq Capital Market.

Nymox Pharmaceutical Corporation is incorporated in the Bahamas. Under NASDAQ Marketplace Rule 5615(a)(3), NASDAQ-listed non-US companies may, in general, follow their home country corporate governance practices in lieu of certain NASDAQ corporate governance requirements. A NASDAQ-listed non-U.S. company is required to provide a general summary of the significant differences between its home country corporate governance practices and NASDAQ corporate governance requirements to its shareholders, either in the company’s annual report filed on Form 20-F or on the company’s website. Nymox is committed to a high standard of corporate governance. As such, Nymox endeavors to comply with most of the NASDAQ corporate governance practices, with the following exceptions. Under NASDAQ Marketplace Rule 5635(c), shareholders must be given the opportunity to vote on any material amendment to the terms of a company’s equity compensation plan (i.e., an amendment to the plan to include repricing provisions). There is no requirement under Bahamas law that equity compensation plan, or any material amendment thereto, be subject to shareholder approval. Nymox will continue to follow the Bahamas practice and require any material amendment to the terms of its plan to be subject only to approval by its board of directors.

Also under NASDAQ Marketplace Rule 5635(d), shareholders must be given the opportunity to vote prior to the issuance of securities in connection with a transaction other than a public offering involving: (1) the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or substantial shareholders of the Company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or (2) the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. There is no requirement under Bahamas law that stock issuances pursuant to private placements be subject to shareholder approval. Nymox will continue to follow the Bahamas practice and require private placement transactions to be subject only to approval by its board of directors.

3

Results of Operations

Nine Months Ended September 30	2022	2021
Total revenues	$-	$-
Net loss	$(5,236,774)	$(9,727,169)
Loss per share (basic & diluted)	$(0.06)	$(0.12)

Results of Operations – the three and nine months ended September 30, 2022 compared to the three and nine months ended September 30, 2021

Net losses were $1,490,983, or $0.02 per share, for the quarter, and $5,236,774, or $0.06 per share, for the nine months ended September 30, 2022, compared to net losses $3,297,595, or $0.04 per share, for the quarter, and $9,727,169, or $0.12 per share, for the nine months ended September 30, 2021. The $4,490,394 decrease in net losses for the nine months ended September 30, 2022 compared to the same period in 2021 is due to an increase of $705,033 in R&D expense offset with a decrease of $2,081,789 in G&A expense and an increase of $3,117,218 in other income related to NDA application fee refund. The $1,806,612 decrease in net losses for the quarter ended September 30, 2022 compared to same period in 2021 is mainly due to a decrease of $946,037 in R&D expense and a decrease of $ 869,089 in G&A expense. The weighted average number of common shares outstanding for the three and nine months ended September 30, 2022 were 91,265,140 and 89,256,437 respectively, compared weighted average number of common shares of 83,751,582 and 81,091,526 respectively for the three and nine months ended September 30, 2021.

Revenues

Revenues from sales of goods were nil for the quarter, and for the nine months ended September 30, 2022 and 2021, respectively.

Research and Development

Research and development expenditures were $892,360 for the quarter, and $6,036,384 for the nine months ended September 30, 2022, compared with $1,838,398 for the quarter, and $5,331,351 for the nine months ended September 30, 2021. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline. Research and development expenditures also include stock compensation charges of $32,369 for the quarter and $140,482 in the nine months ended September 30, 2022 compared with $83,038 for the same quarter in 2021, and $395,762 for the nine months ended September 30, 2021. The $705,033 increase in R&D expense for the nine months ended September 30, 2022 compared to the same period in 2021 is mainly due to an increase of $3,117,218 in NDA application fee offset with a decrease of $1,977,699 in lab service expenditures and a decrease of 255,281 in stock based compensation. The $946,037 decrease in R&D expense for the quarter ended September 30, 2022 compared to same period in 2021 is mainly due to a decrease of $791,937 in lab service expenditure, a decrease of $49,070 in professional fee and a decrease of $50,669 in stock based compensation.

Marketing Expenses

Marketing expenditures were nil for the quarters and for the nine months ended September 30, 2022 and 2021, respectively. The Corporation expects that marketing expenditures will increase when new products are launched on the market.

4

General and Administrative Expenses

General and administrative expenses were $586,074 for the quarter, and $2,288,803 for the nine months ended September 30, 2022, compared with $1,455,162 for the same quarter in the prior year, and $4,370,592 for the nine months ended September 30, 2021. General and administrative expenditures included stock compensation charges of $0 for the quarter, and $368,151 for the nine months ended September 30, 2022 compared with $91,408 and 1,486,374 in the comparative periods in 2021. The decrease of $2,081,789 in general and administrative expenses for the nine month period is primarily attributable to a decrease of $1,118,223 in stock compensation charges, a decrease of $479,812 in professional fees and a decrease of $495,000 in CEO compensation. The decrease in general and administrative expenses of $869,089 for the quarter ended September 30, 2022 is mainly attributable to a decrease of $425,000 in CEO compensation, a decrease of $329,774 in professional fees a decrease of $91,408 stock compensation charges compared to 2021. The Corporation expects that general and administrative expenditures (exclusive of stock compensation costs) will increase as new product development leads to expanded operations.

Finance costs

Net finance costs was $12,550 for the quarter and $28,805 for the nine months ended September 30, 2022, compared with net finance costs of $4,036 for the quarter and $25,226 for the nine months ended September 30, 2021. The finance costs increase of $3,580 for the nine months ended September 30, 2022 is mainly attributable to a decrease of $1,319 in operation lease interest expense offset with an increase of $5,256 in finance charges,

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States, Canada and the Bahamas. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2022 or 2021.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations.

Contractual Obligations

Nymox has no contractual obligations of significance other than its accounts payable, accrued liabilities and the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years
Operating lease for office space and equipment	$236,487	$224,855	$11,632	$0
Insurance premium installment	114,732	114,732	0	0
Total Contractual Obligations other than accounts payable and accrued liabilities	$351,219	$339,587	$11,632	$0

5

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. Effective for annual reporting periods beginning on January 1, 2019, IFRS 16 introduces a new approach to lessee accounting that requires a lessee to recognize assets and liabilities for the rights and obligations created by lease. IFRS 16 requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months and for which the underlying asset value is not of low value. The Corporation adopted IFRS 16 on January 1, 2019. The corporation has no commitments that are not reflected in the statement of financial position except for insurance premium installments and copier rent.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2022 and 2021 other than those disclosed for key management personnel in note 7 of the unaudited condensed interim Consolidated Financial Statements.

Financial Position

Liquidity and Capital Resources

As of September 30, 2022, cash and receivables totaled $2,714,000 compared with $843,000 at December 31, 2021.

We used cash in our operating activities in the amounts of $3,956,487 and $7,570,959 for the nine months ended September 30, 2022 and 2021, respectively.

Investing activities have been insignificant and substantially all cash flows have been provided by financing activities, specifically proceeds from the issuance of common stock.

On February 17, 2022, the Corporation completed four retail private placements through one placement agent to various accredited investors for a total of $64,870 net proceeds after deducting placement agent fees and offering expenses. A total of 46,339 shares were issued.

On March 10, 2022, the Corporation completed three retail private placements through one placement agent to various accredited investors for a total of $104,674 net proceeds after deducting placement agent fees and offering expenses. A total of 58,791 shares were issued.

On March 22, 2022, the Corporation completed one private placements through one placement agent to various accredited investors for a total of $ 3,938,002 net proceeds after deducting placement agent fees and various offering expenses and a share subscription receivable of 1.9M. A total of 3,878,789 investor warrants to purchase up to an aggregate of 3,878,789 shares of common stock and a total of 193,939 placement agent warrants to purchase up to an aggregate of 193,939 shares were issued. The corporation received the share subscription fund of total 1.9M from one of directors, James G. Robinson in April, 2022.

As of September 30, 2022, the Corporation made principle repayment of operating lease at a total of $176,749.

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities and expense charges related to the issuance of stock and stock options to our key employees. As at September 30, 2022, we had an accumulated deficit of $197,799,089 and we have negative cash flows from operations. The Corporation’s working capital is $553,909, at September 30, 2022. Our current level of annual expenditures exceeds the anticipated revenues from sales of goods, however, we have totaling over $2.7 million at our bank as of September 30, 2022.

6

Management has implemented steps to reduce expenditures, including deferral of management salaries, and other operational changes. There is no assurance these actions will be successful; however management believes the use of the going concern assumption is appropriate.

The unaudited interim consolidated financial statements for the three months ended September 30, 2022, do not include any adjustments or disclosures that may be necessary should the Corporation not be able to continue as a going concern. Should the going concern assumption not be appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

Capital disclosures

The Corporation’s objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Corporation tries to optimize its liquidity needs by non-dilutive sources, including sales, collaboration agreements, and interest income. The Corporation’s general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses.

The Corporation is not subject to any capital requirements imposed by external parties other than the Nasdaq Capital Market requirements related to the Listing Rules.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s audit committee. Based on an evaluation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 and National Instrument 52-109), the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective as of September 30, 2022.

TPS Thayer Company, LLC, our auditors, expressed their opinion that the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2021, was effective and their opinion was not modified in any way.

7

Changes in Internal Controls over Financial Reporting

We have made significant improvements in Internal Controls over Financial Reporting since year 2017.

Management believes that proper segregation of duties is critical to a properly designed and operating internal control environment for financial reporting. The Corporation developed a remediation plan, with oversight from the Audit Committee, to remediate the following material weaknesses in internal controls over financial reporting, first identified in 2015:

The Corporation did not employ a sufficient complement of finance and accounting personnel to ensure that there was proper segregation of duties related to certain processes, primarily impacting the expenditures/disbursements processes and information technology general controls (“ITGC”) and sufficient compensating controls did not exist in these areas. To improve the weakness in these areas, the Corporation has implemented following remediation plan.

•

The Corporation hired an external accounting expert, functioning in a controller’s role, at the beginning of 2017 to assist in the accounting for non-routine complex accounting matters and to enhance oversight of the financial reporting process. However, the Chief Financial Officer continued to have final say in what would be included or excluded from our financial statements and related disclosures thereto.

•	The accounting system was transferred to a new general ledger software system on a secure cloud platform.
•	Additionally, we contracted with a Managed Service Provider to maintain our IT infrastructure.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate this risk.

8

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Financial Statements
(Unaudited)

Financial Statements

Consolidated Statements of Operations (Unaudited)	10
Consolidated Statements of Financial Position as of September 30, 2022 and December 31, 2021 (Unaudited)	11
Consolidated Statements of Cash Flows (Unaudited)	12
Consolidated Statements of Changes in Equity (Unaudited)	13

Notes to Condensed Interim Consolidated Financial Statements

1.	Basis of preparation	14
2.	Liquidity, going concern and management’s response	14
3.	Share capital	15
4.	Earnings per share	17
5.	Operating lease and other commitment	18
6.	New Drug Application (NDA) refund	19
7.	Related party transactions	20
8.	Subsequent events	20

9

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Operations (Unaudited)

Three and Nine-month periods ended September 30, 2022 and 2021

(In Thousands of US dollars Other Than Per Share Amounts and Thousands of Shares )

		Three months ended September 30,		Nine months ended September 30,
	Note	2022	2021	2022	2021
Revenues
Sales of goods	1	$-	$-	$-	$5

Total revenues		-	-	-	5

Operating expenses
Research and development	1,3	892	1,839	6,036	5,331
General and administrative	1,3	586	1,455	2,289	4,371
Marketing	1	-	-	-	-
Cost of sales	1	-	-	-	-

Total expenses		1,478	3,294	8,325	9,702

Loss from operations		(1,478)	(3,294)	(8,325)	(9,702)
Other Income/Expense
Other income				3,117
Operating lease and financial obligations		(3)	(4)	(13)	(14)
Interest income (cost)	2	(10)	-	(16)	(11)

Loss before income tax		$(1,491)	$(3,298)	$(5,237)	$(9,727)
Income tax provision (recovery)		-	-	-	-
Net loss		(1,491)	(3,298)	(5,237)	(9,727)
Net income(loss) per share Basic	4	(0.02)	(0.04)	(0.06)	(0.12)
Weighted average number of common shares outstanding	4	$91,265	$83,752	$89,256	$81,092
Net income(loss) per share Diluted		(0.02)	(0.04)	(0.06)	(0.12)
Weighted average number of diluted shares outstanding		91,265	83,752	89,256	81,092

See accompanying notes to the unaudited consolidated financial statements.

10

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Financial Position (Unaudited) September 30, 2022 and December 31, 2021

(In Thousands of US dollars and Thousands of Shares)

		September 30,	December 31,
	Note	2022	2021
ASSETS
Current assets
Cash at bank	2	$2,704	$830
Other receivables		10	13
Inventory		34	34
Security deposit		28	28
Prepaid expenses and other current assets		135	132
Total current assets	2	2,911	1,037
Non-current assets
Property and equipment		13	22
Operating lease right-of-use assets, net		217	384
Total assets		$3,141	$1,443

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities		$2,141	$1,558
Operating lease liability due within one year		216	228
Total current liability		2,357	1,786
Long term operating lease liability		11	163
Total liabilities		2,368	1,949
Commitments and contingencies
Equity
Share capital – unlimited authorized shares at no par value 91,265 and 85,546 shares outstanding at September 30, 2022 and December 31, 2021, respectively	3	172,260	165,061
Share capital subscription receivable		(589)	(589)
Additional paid-in capital	3	26,901	27,584
Accumulated deficit		(197,799)	(192,562)
Total stockholders’ equity	3	773	(506)

Total liabilities and stockholders’ equity		$3,141	$1,443

See accompanying notes to the unaudited consolidated financial statements.

11

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Cash Flows (Unaudited)

Nine-month periods ended September 30, 2022 and 2021

(In Thousands of US Dollars)

	Note	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		$(5,237)	$(9,727)
Adjustments for:
Stock-based compensation	3(c)	509	1,882
Depreciation		9	9
Amortization and others		179	181
Changes in non-cash operating balances:
Accounts receivable and other receivables		3	8
Inventory		-	-
Prepaid expenses and other current assets		(3)	25
Accounts payable and accrued liabilities		584	51
Net cash flows used in operating activities		(3,956)	(7,571)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	3(a)	-	(2)
Net cash flows used in investing activities	5	-	(2)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital		6,007	7,283
Repayment of operating lease and financing obligation		(177)	(179)
Net cash flows provided by financing activities		5,830	7,104
Net increase (decrease) in cash and cash equivalents		1,874	(469)

CASH AT BANK
Beginning of the period		830	3,611
End of the period		2,704	3,142
Supplemental Disclosure		$-	$-
NON-CASH INVESTING AND FINANCING ACTIVITIES
Operating lease right-of-use asset and related liability		$-	$-

See accompanying notes to the unaudited consolidated financial statement.

12

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Changes in Equity (Unaudited)

Nine-month period ended September 30, 2022 and 2021

(In Thousands of US dollars and Thousands of Shares)

Nine-month period ended September 30, 2022

(In Thousands of US dollars and Thousands of Shares)

	Common Shares	Dollars	Share capital subscription	Additional paid-in capital	Accumulated Deficit	Total

Balance, December 31, 2021	85,546	$165,061	$(589)	$27,584	$(192,562)	$(506)
Share issuance for cash and share subscription	3,984	4,834	-	(568)	-	4,266
Warrants issued				1,741		1,741
Stock-based compensation and service fee	1,735	2,365	-	(1,856)	-	509
Net loss	–	-	-	-	(5,237)	(5,237)
Balance, September 30, 2022	91,265	172,260	$(589)	$26,901	$(197,799)	$773

Nine-month period ended September 30, 2021

(In Thousands of US dollars and Thousands of Shares)

	Common Shares	Dollars	Share capital subscription	Additional paid-in capital	Accumulated Deficit	Total

Balance, December 31, 2020	77,961	$151,722	$(589)	$31,037	$(180,025)	$2,145
Share issuance for cash and share subscription	3,670	7,670	-	(717)	-	6,953
Warrants issued				330		330
Stock-based compensation and service fee	2,865	4,112	-	(2,230)	-	1,882
Net loss	–	-	-	-	(9,727)	(9,727)
Balance, September 30, 2021	84,496	163,504	$(589)	$28,420	$(189,752)	$1,583

See accompanying notes to the unaudited interim consolidated financial statements.

13

NYMOX PHARMACEUTICAL CORPORATION

Notes to Unaudited Consolidated Financial Statements

Three and Nine-month periods ended September 30, 2022 and 2021

(US dollars)

1. Basis of preparation:

(a)	Statement of compliance:

The consolidated condensed unaudited interim consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”) and in accordance with IAS 34, Interim Financial Reporting. The condensed unaudited interim consolidated financial statements do not include all of the information required for full annual financial statements and accordingly should be read in conjunction with the previously issued annual financial statements of the Corporation for the fiscal year ended December 31, 2021 and notes thereto contained in the Corporation’s Annual Report on Form 20-F.

The consolidated condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 14, 2022.

(b)	Basis of measurement:
The condensed unaudited interim consolidated financial statements have been prepared on a going concern and on the historical cost basis. The functional currency of the Corporation is the US dollar.

(c)	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Information about critical judgments in applying accounting policies and assumption and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements is noted below:

Significant estimates include, but are not limited to, the estimation of useful lives of equipment for purposes of depreciation, useful life of lease for purpose of amortization and the valuation of common shares and stock option issued for services.

2. Liquidity, Going Concern and Management’s Response:

Management believes that current cash balances as of September 30, 2022 and planned fund raising is sufficient to finance the Company’s operations for at least the next 12 months. However, if necessary, the Company intends to seek additional equity or other financing, should the Company’s liquidity need support.

Considering recent developments and the need for additional financing, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary. If the going concern assumption is not appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such an adjustment could be material.

14

NYMOX PHARMACEUTICAL CORPORATION

Notes to Unaudited Consolidated Financial Statements

Three and Nine-month periods ended September 30, 2022 and 2021

(US dollars)

3. Share Capital:

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

(a)	Private placements:

On March 18, 2022, the company entered into a definitive agreement with institutional investors in a private placement of 3,878,789 shares of common stock and warrants to purchase 3,878,789 shares of common stock at a combined purchase price of $1.65 per share for gross proceeds of approximately $6,400,000 before deducting fees and other estimated offering expenses. The investor warrants have an exercise price of $2.00 per share, is immediately exercisable and will expire five years from the Effective Date. A.G.P./Alliance Global Partners is acting as sole placement agent for the private placement. On March 22, 2022, the company closed its financing.

(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 15,000,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant date and vest either immediately or over periods up to six years, and are equity-settled. As of September 30, 2022, 9,050,000 options could still be granted by the Corporation.

The following table provides the activity of stock option awards during the nine-month period ended September 30, 2022 and for options outstanding and exercisable at the end of the nine-month period ended September 30, 2022, the weighted average exercise price and the weighted average years to expiration.

			Weighted
		Range	average
		of	remaining
		exercise	contractual
	Number	price	life (in years)
Outstanding, December 31, 2021	6,428,000	$1.81	3.86
Expired	(20,000)	3.43	-
Cancelled	(458,000)	2.02	-
Outstanding, September 30, 2022	5,950,000	$1.79	3.00
Options exercisable	5,908,333	$1.78	2.97

15

NYMOX PHARMACEUTICAL CORPORATION

Notes to Unaudited Consolidated Financial Statements

Three and Nine-month periods ended September 30, 2022 and 2021

(US dollars)

(c)	Stock-based compensation:

Stock -based compensation includes stock and stock option granted to employees and contractors.

	Three months		Nine months
	ended September 30,		ended September 30,
Employee expenses	2022	2021	2022	2021
Stock options and stock compensation granted in:
2015	-	142,316	86,749	556,331
2020	32,369	11,880	97,107	117,596
2021	-	20,250		1,208,209
2022	-		324,777
Total stock-based compensation expense recognized	$32,369	$174,446	$508,633	$1,882,136

The stock-based compensation expense is disaggregated in the statements of consolidated Statements of Operations as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021

Stock-based compensation pertaining to general and administrative	$-	$91,408	$368,151	$1,486,374
Stock-based compensation pertaining to research and development	32,369	83,038	140,482	395,762
Total	$32,369	$174,446	$508,633	$1,882,136

16

NYMOX PHARMACEUTICAL CORPORATION

Notes to Unaudited Consolidated Financial Statements

Three and Nine-month periods ended September 30, 2022 and 2021

(US dollars)

(d)	Warrants :

In the first quarter of 2019, the Corporation issued 2,500,000 warrants in connection with one private placement. Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $8.00 with a seven years term. The warrant was valued at $200,000 and recorded as part of additional paid in capital.

In the second quarter of 2021, the Corporation issued 2,018,348 warrants in connection with one private placement. Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $2.50 with a five year term. The warrant was recorded as part of additional paid in capital at a total of $330,277.

In the first quarter of 2022, the Corporation issued 3,878,789 investor warrants in connection with one private placement. Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $2.00 with a five year term. In addition, the Company issued Placement Agent (or its assigns) warrants to purchase up to 193,939 shares of common stock at an exercise price of $2.06 per share, The Placement Agent Warrants are immediately exercisable and will expire on the five-year anniversary of the Effective Date. The warrants were recorded as part of additional paid in capital at a total of $1,877,608.

4. Earnings per Share:

Weighted average number of common shares outstanding:

	Three months		Nine months
	ended September 30,		ended September 30,
	2022	2021	2022	2021
Issued common shares at beginning of period	91,265,140	83,730,875	85,545,875	77,961,151
Effect of shares issued	-	20,707	3,710,562	3,130,375
Weighted average number of common shares outstanding – basic	91,265,140	83,751,582	89,256,437	81,091,526

Weighted average number of shares outstanding – diluted	91,265,140	83,751,582	89,256,437	81,091,526

There is no difference in diluted as compared to basic earnings per share for the period when the company has a net loss as the impact would be antidilutive.

17

NYMOX PHARMACEUTICAL CORPORATION

Notes to Unaudited Consolidated Financial Statements

Three and Nine-month periods ended September 30, 2022 and 2021

(US dollars)

5. Operating leases and other commitments

Effective for annual reporting periods beginning on or after January 1, 2019, IFRS 16 introduced a new approach to lessee accounting that requires a lessee to recognize assets and liabilities for the rights and obligations created by leases. IFRS 16 requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months. The IASB concluded that such an approach will result in a more faithful representation of a lessee’s assets and liabilities and, together with enhanced disclosures, greater transparency of a lessee’s financial leverage and capital employed.

We adopted this standard on January 1, 2019, with an immaterial cumulative adjustment of $11,667 to accumulated deficit rather than retrospectively adjusting prior periods. This adoption approach resulted in a balance sheet presentation that is not comparable to the prior period. We used an incremental borrowing rate as a discount rate for our operating leases. The discount rate ranges from 4.75% to 5.00%. The average remaining years for our lease are 0.96 years as of September 30, 2022.

The following table provides the changes in the Corporation’s operating lease right-of-use assets for the nine months ended September 30, 2022 and year end of December 31, 2021 respectively:

(amounts in dollars)	Total
Balances as of January 1, 2022	$383,969
Renewed office lease	-
Accumulated amortization	(166,495)
Balances as of September 30, 2022	$217,474

(amounts in dollars)	Total
Balances as of January 1, 2021	$422,297
Renewed office lease	184,160
Accumulated amortization	(222,488)
Balances as of December 31, 2021	$383,969

18

NYMOX PHARMACEUTICAL CORPORATION

Notes to Unaudited Consolidated Financial Statements

Three and Nine-month periods ended September 30, 2022 and 2021

(US dollars)

The following table provides the changes in the Corporation’s operating lease liability for the nine months ended September 30, 2022 and year end of December 31, 2021 respectively:

(amounts in dollars)	Total

Balances as of January 1, 2022	$391,459
Renewed office lease	-
Repayments of lease liability	(176,749)
Other	12,673
Balances as of December 31, 2022	$227,383
Lease liability due within one year	$216,304
Lease liability long term	$11,079

(amounts in dollars)	Total

Balances as of January 1, 2021	$425,620
Renewed office lease	184,160
Repayments of lease liability	(237,574)
Other	19,253
Balances as of December 31, 2021	$391,459
Lease liability due within one year	$228,651
Lease liability long term	$162,808

The total future commitment payment amount for the above lease is 236,344 compared to an outstanding lease liability of $227,383 as of September 30, 2022. The difference is due to lease interest expense.

In addition to the lease commitment, the corporation has a future insurance premium payment and copier rent of $114,875 as of September 30,2022.

6. New Drug Application (NDA) fee refund:

In March, 2022, the Company submitted its New Drug Application (NDA) to the FDA for Fexapotide Triflutate to seek marketing approval in the U.S. for Fexapotide Triflutate for the treatment of men with benign prostatic hyperplasia (BPH). The company paid a total of $3,117,218 for the application fee and recorded as R&D expense. Following the FDA guidance of industry user fee waivers, reductions and refund for drug products, the Company expected it would receive a full refund for the application fee. In May, 2022, the company received a full refund of the NDA fee and recorded it as other income.

19

NYMOX PHARMACEUTICAL CORPORATION

Notes to Unaudited Consolidated Financial Statements

Three and Nine-month periods ended September 30, 2022 and 2021

(US dollars)

7. Related Party Transactions:

The transactions we have with related parties include compensation arrangements for current compensation, share based compensation, and compensation under options, and share purchase as investor.

Executive officers and directors participate in the Corporation’s stock option plan. Certain Executive officers are covered under the Corporation’s health plan.

Key management personnel compensation is comprised of:

	Three months		Nine months
	ended September 30,		ended September 30,
Description	2022	2021	2022	2021
Salaries and bonus	$150,000	$500,000	$510,000	$750,000
Short-term employee benefits	584	583	1,766	1,772
Stock-based compensation	-	142,316	411,526	556,331

Total	$150,584	$642,899	$923,292	1,308,103

Total honorariums to the independent directors of the Corporation for participating in Board and Committee meetings were nil for the period ended September 30, 2022 and 2021, respectively.

On June 28, 2022, the company accepted the resignation of the CFO. The former Chief Financial Officer received no compensation as an individual and received no deferred or incentive compensation. We do make payments based on contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $40,000 for the period ended September 30, 2022 and $460,000 for the period ended September 30, 2021, respectively.

On May 11, 2022, the company issued 235,346 shares to James G. Robinson in consideration for his long and outstanding service to the company. The total value of the compensation shares is $324,777.

Our Corporate Legal Counsel receives no salary compensation as an individual and receives no deferred or incentive compensation. We do make payments based on contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $383,850 for the period ended September 30, 2022 and $302,789 for the period ended September 30, 2021, respectively.

One of directors, James G. Robinson, purchased 1,151,515 shares of common stock at a purchase price of $1.65 per share for a total value of 1.9 M in the company’s financing in March, 2022. Concurrently with the closing of the Offering, he received warrants to purchase up to an aggregate of 1,151,515 shares of common stock, at an initial exercise price equal to $2.00 per share and will expire on the five-year anniversary of the Effective Date.

8. Subsequent events:

The Corporation has evaluated subsequent events through November 14, 2022, the date the financial statements were authorized for issuance by the Audit Committee of the Board of Directors. The Corporation has determined there are no subsequent events.

20